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                                                SEC File Number:       001-11226
                                                     CUSIP Number:     G8915Z102



                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One):    |_|  Form 10-K  |_|  Form 20-F  |_| Form 11-K |X| Form 10-Q
|_|  Form N-SAR   |_|     Form N-CSR
                  For Period Ended:                       June 30, 2005
                                    --------------------------------------------

|_|  Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K
         For the Transition Period Ended:
                                          --------------------------------------

--------------------------------------------------------------------------------
         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Tommy Hilfiger Corporation


Former Name if Applicable:


Address of Principal Executive Office (Street and Number):


    9/F, Novel Industrial Building, 850-870 Lai Chi Kok Road, Cheung Sha Wan,
                               Kowloon, Hong Kong


City, State and Zip Code:

                                     PART II
                             RULES 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)


   |  (a)  The reasons described in reasonable detail in Part III of this form
   |       could not be eliminated without unreasonable effort or expense;
   |
   |
[] |  (b)  The subject annual report,  semi-annual report, transition report on
   |       Form 10-K,  Form 20-F,  11-K,  Form N-SAR or Form N-CSR,  or portion
   |       thereof,  will be filed on or  before  the  fifteenth  calendar  day
   |       following the prescribed due date; or the subject  quarterly  report
   |       of transition report on Form 10-Q, or portion thereof, will be filed
   |       on or before the fifth  calendar day  following the  prescribed  due
   |       date; and
   |
   |  (c) The accountant's statement or other exhibit required by Rule
   |       12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                  On August 10, 2005, Tommy Hilfiger Corporation (the "Company") announced that it is delaying the filing of its Form 10-Q for its first quarter ended June 30, 2005 of fiscal 2006 ("2006 10-Q") as it continues to analyze whether a restatement or other adjustments will be required in connection with the tax matters, lease accounting and other out of period adjustments described by the Company in its June 15, 2005 press release. The Company does not expect to be able to file its 2006 10-Q by the end of the 5 day period provided by Rule 12b-25(b)(2)(ii). The Company expects to file its 2006 10-Q, together with its delayed Form 10-K for the fiscal year ended March 31, 2005 ("2005 10-K") and Form 10-Qs for the second and third quarters of fiscal 2005, in September 2005.

                  On September 24, 2004, Tommy Hilfiger U.S.A., Inc. ("THUSA") announced that it had received a grand jury subpoena issued by the U.S. Attorney's Office for the Southern District of New York ("USAO") seeking documents generally related to domestic and/or international buying office commissions since 1990, and that certain of THUSA's current and former employees had received subpoenas. Several domestic and international subsidiaries of the Company pay buying office commissions to Tommy Hilfiger (Eastern Hemisphere) Limited ("THEH"), a British Virgin Islands corporation which is a wholly-owned and consolidated subsidiary of the Company, pursuant to contracts to provide or otherwise  secure through  sub-agents  certain
          services,   including  product   development,   sourcing,   production
          scheduling and quality control functions. The USAO's investigation is focused on the appropriateness of the commission rate paid by the Company's subsidiaries to THEH, as well as other related tax matters.

                  In October 2004, the Board of Directors of the Company formed a Special Committee of independent directors to conduct an independent investigation into matters arising out of the governmental investigation. The Special Committee reported on its investigation to the Board in March 2005 and to the USAO in April 2005. The Special Committee found that the Company had a good faith basis for adopting the buying office commissions rate paid by the Company's subsidiaries to THEH. As previously disclosed, the Special Committee did identify certain questions about Hong Kong tax matters and supported the Company's determination to engage the Hong Kong Inland Revenue Department ("IRD") in discussions regarding whether THEH was subject to profits tax in Hong Kong, and the Special Committee made recommendations to the Company to enhance procedures for tax matters, including transfer pricing, and to review its buying office structure. The Company's management has adopted all of the Special Committee's recommendations. After the Special Committee made its report, the Company in May 2005 initiated discussions with the USAO about the possible resolution of the investigation on a civil basis, and the Company also initiated discussions with the IRD in an effort to resolve any issues concerning whether THEH is subject to profits tax in Hong Kong.

                  On August 10, 2005, the Company announced that it has resolved the investigation by the USAO by executing a non-prosecution agreement with the USAO. Pursuant to the non-prosecution agreement, among other things, THUSA will file amended U.S. federal income tax returns for the fiscal years ending March 31, 2001 through 2004 reflecting a reduced buying office commission rate for those four years. The Company also disclosed that it had made a settlement offer to the IRD to resolve the issue of the potential Hong Kong profits tax liability. The IRD has not accepted the Company's settlement offer, and discussions are ongoing.

                  On June 15, 2005, the Company disclosed that it expected to record net provisions in the range of $30 million to $40 million (taking into account pre-existing tax reserves for these matters) with respect to the U.S. Attorney's Office investigation, the Hong Kong IRD matter, state and local tax exposure of Tommy Hilfiger Licensing, Inc. (a Delaware intangible holding company), and its potential entitlement to refunds of tax payments previously made under New Jersey's Alternative Minimum Assessment. The Company also disclosed that it had not yet completed its required analysis as to whether any restatement or adjustments would be required under generally accepted accounting principles with respect to these tax matters or other potential accounting adjustments relating to financial reporting periods from fiscal 2001 through 2005, including accounting for leases. On August 10, 2005, the Company disclosed that it was continuing to analyze whether a restatement or other adjustments would be required as a result of these matters. The Company is unable to file its 2006 10-Q until after it reaches a determination regarding whether a restatement of earlier periods is required.

                  The Company also disclosed in its August 10, 2005 press release that in connection with its effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002, the Company identified material weaknesses in certain controls relating to the adequacy of documentation supporting tax accounting positions and the capabilities of personnel in the corporate tax function which led to untimely identification and resolution of certain tax accounting matters. As a result of the material weaknesses described above, the Company's management believes that (i) it will conclude in the 2005 10-K that the Company's internal control over financial reporting was not effective as of March 31, 2005; and (ii) the report of PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, will contain an adverse opinion with respect to the effectiveness of the Company's internal control over financial reporting as of March 31, 2005.


                  The Company continues to assess its findings and has not concluded as to whether there are any other material weaknesses to report under Section 404. Since management has not completed its testing and evaluation of the Company's internal control over financial reporting and the control deficiencies identified to date, the Company's management may ultimately identify additional control deficiencies as being material weaknesses. If the Company concludes that it is necessary to restate prior financial statements, the Company will evaluate whether the restatement is an indication of further material weaknesses. The Company will conclude its analyses and report its findings when it files the 2005 10-K.



                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification


             Joseph Scirocco                   (212)               549-6000
--------------------------------------------------------------------------------
                  (Name)                     (Area Code)      (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [] Yes [X] No


         The Company has not filed its quarterly reports on Form 10-Q for the second or third quarters of the fiscal year ended March 31, 2005 or its Form 10-K for the fiscal year ended March 31, 2005.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                              [X] Yes [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  On August 10, 2005, the Company announced that net revenue for the first quarter of fiscal 2006 was approximately $319 million compared to approximately $329 million for the first quarter of fiscal 2005. The Company's preliminary net loss for the quarter was smaller than the loss of the first fiscal quarter of the prior year. The Company normally incurs a loss in the first fiscal quarter due to seasonal shipping and sales patterns in Europe. More detailed comparative earnings information for the quarter is not available at this time pending the Company's completion of its analysis of whether a restatement or other adjustments are required as described in Part III.


                  U.S. wholesale revenue for the quarter was approximately $115 million for the quarter ended June 30, 2005 compared to approximately $163 million for the quarter ended June 30, 2004. Approximately $12 million of this reduction is attributed to the Company's exit of the Young Men's Jeans and H Hilfiger wholesale businesses during fiscal 2005. Additionally, lower volume in menswear, womenswear and childrenswear resulted from decreased orders from the Company's major customers and a reduction in the number of department store doors through which the Company's products are distributed.


                  International wholesale revenue, consisting of the Company's European and Canadian wholesale businesses, for the first quarter of fiscal 2006 totaled approximately $64 million versus approximately $47 million a year earlier. The increase was driven by higher volume and higher exchange rates used to translate the Euro and Canadian dollar. Differences in exchange rates accounted for approximately $3 million of the increase.


                  Retail revenue for the first quarter of fiscal 2006 was approximately $122 million compared to approximately $103 million a year earlier. The Company's store count increased by 30 since July 1, 2004, including 12 stores opened in the first quarter of fiscal 2006. Comparable sales at U.S. Company stores, the largest retail division, increased by low single digit percentage for the quarter. As of June 30, 2005, the Company's worldwide store count was 211, including 165 Company stores and 46 specialty stores, compared to 181 stores a year earlier, consisting of 146 Company stores and 35 specialty stores.


                  Licensing revenue for the first quarter of fiscal 2006 was approximately $17 million, compared to approximately $15 million for the first quarter of fiscal 2005. Licensing revenue primarily benefited from continuing growth in the international arena.

                           Tommy Hilfiger Corporation
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      August 10, 2005                   By:   /s/ Joseph Scirocco
     ------------------------------------          -----------------------------
                                             Name:  Joseph Scirocco
                                             Title: Executive Vice President,
                                                    Chief Financial Officer and
                                                    Treasurer


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.